CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Registration Statement on Form F-10 of Energy Fuels Inc., as amended (File No. 333-194916), filed with the United States Securities and Exchange Commission of our reports dated March 11, 2015 relating to the financial statements, and the effectiveness of internal control over financial reporting of Uranerz Energy Corporation, which appear in Uranerz Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into the Management Information Circular of Energy Fuels Inc. (the “MIC”) which is included as an exhibit to the Form 6-K of Energy Fuels Inc. We also consent to the reference to us under the heading “Interests of Experts” in the MIC.

/s/Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, Canada
May 26, 2015